Exhibit 99.1

Claude Resources Inc. Announces Third Quarter Results

Trading Symbol
TSX - CRJ
OTCQB - CLGRF

SASKATOON, Nov. 13, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") (TSX: CRJ; OTCQB: CLGRF) today reported its 2013 third quarter financial and operating results. All dollar amounts are in Canadian dollars unless stated otherwise.

Highlights Include:

•	Santoy Gap contributed 243,000 ounces of gold to a 78 percent increase in Seabee total Mineral Reserves.
•	Production of 10,541 ounces of gold.
•	Revenue of $15.0 million from the sale of 10,781 ounces of gold.
•	Total cash cost per ounce of gold (1) was $919 (U.S. $885).
•	Net cash margin of $470 per ounce.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $4.3 million, or $0.02 per share.
•	Adjusted net loss (1) of $1.2 million, or $0.01 per share.
•	Net loss of $33.9 million, or $0.19 per share, after an impairment charge of $45.2 million partially offset by a $12.5 million deferred income tax recovery.

"Gold production for the quarter was below forecast as a result of lower than budgeted grades. Our narrow vein mining operation at Seabee is subject to relatively volatile grade changes and we expect the third quarter grade will not be indicative of production grades going forward. Our operating team continues to make great strides in rationalizing and controlling expenditures, reducing operating costs by over $200 per ounce. Our focus remains on adding the Santoy Gap deposit into the production profile at the Seabee Gold Operation; we expect to start processing development ore in the first half of 2014. In addition, we are actively pursuing a number of opportunities to strengthen the Company's Balance Sheet and expect to do so before the end of the first quarter of 2014," stated Neil McMillan, President and Chief Executive Officer.

Financial Results

Gold revenue from the Company's Seabee Gold Operation for the three months ended September 30, 2013 decreased 36 percent to $15.0 million from the $23.4 million reported during the third quarter of 2012. The decrease in gold revenue period over period was attributable to a 16 percent decline in Canadian dollar gold prices realized and 23 percent lower gold sales volume which was impacted by a 28 percent decrease in grade (Q3 2013 - 10,781 ounces; Q3 2012 - 14,088 ounces sold). Year to date, gold revenue was $46.3 million, a 22 percent decrease from the same period in 2012.

For the three months ended September 30, 2013, mine production costs of $9.9 million (Q3 2012 - $13.0 million) were 24 percent lower period over period. Year to date, mine production costs were $31.6 million (YTD 2012 - $38.1 million), an improvement of 17 percent.

Third quarter total cash cost per ounce of gold (1) of $919 (U.S. $885) was comparable to the third quarter in 2012. Year to date, cash costs per ounce of gold (1) of $999 (U.S. $976) was six percent lower than the cash cost per ounce of $1,059 (U.S. $1,057) reported during the first nine months of 2012.

Period over period and year to date, the significant improvement in operating costs are an example of how hard the Company's operating team has worked. Additionally, the Company is experiencing the financial benefits associated with the shaft extension, such as transportation efficiencies, lower diesel consumption, decreased labour and equipment usage and improved ventilation. The Company will continue to take a disciplined financial approach and is determined to find new initiatives with the intention of lowering these costs even further during the remainder of 2013 and beyond.

During the third quarter of 2013, cash flow from operations before net changes in non-cash operating working capital (1) of $4.3 million, or $0.02 per share was down from $8.6 million, or $0.05 per share, for the comparable 2012 period. Year to date, cash flow from operations before net changes in non-cash operating working capital (1) was $9.3 million, or $0.05 per share (YTD 2012 - $16.4 million, or $0.09 per share).

For the three months ended September 30, 2013, the Company recorded a net loss of $33.9 million, or $0.19 per share (Q3 2012 - net profit of $3.0 million, or $0.02 per share), after an impairment charge of $45.2 million which was offset by a $12.5 million deferred income tax recovery. Year to date, the Company recorded a net loss of $46.3 million, or $0.26 per share, after impairment charges of $56.0 million which were partially offset by $16.8 million deferred income tax recovery (YTD 2012 - net profit of $3.1 million, or $0.02 per share, after a deferred income tax expense of $1.7 million).

The total impairment charges of $45.2 million in the third quarter were mainly related to the Madsen Gold Project of $37.3 million, or $0.21 per share, which was classified as held for sale and reflects re-measurement (required by this classification) of this asset at the lower of its carrying amount and fair value less costs to sell. The remaining impairment charge of $7.9 million, or $0.04 per share, was related to the Seabee Gold Operation, due to revised assumptions relating to future production and unit cost analysis.

During the third quarter of 2013, adjusted net loss (1) was $1.2 million, or $0.01 per share (September 30, 2012 - adjusted net profit of $4.4 million, or $0.01 per share). Year to date, adjusted net loss (1) of $6.8 million, or $0.04 per share (YTD 2012 - adjusted net profit of $4.3 million, or $0.03 per share). Table 1 reconciles the third quarter and year to date adjusted net (loss) profit with the Company's net (loss) profit as determined under International Financial Reporting Standards (IFRS).

Table 1: Adjusted Net (loss) Profit Reconciliation
	Three Months		Nine Months
	Ended September 30		Ended September 30
	2013	2012	2013	2012

Net (loss) profit	$(33,871)	$2,958	$(46,323)	$3,146
Adjustments:
Impairment charge	45,187	-	56,034	-
Loss (gain) on investments	-	174	262	(620)
Deferred income tax (recovery) expense	(12,531)	1,274	(16,773)	1,728
Adjusted Net (loss) Profit	$(1,215)	$4,406	$(6,800)	$4,254
Weighted Average shares outstanding (basic)	175,811	173,746	175,478	172,660
Weighted Average shares outstanding (diluted)	175,811	173,819	175,478	173,094
Per share adjusted net (loss) profit (basic and diluted)	$(0.01)	$0.03	$(0.04)	$0.02

Operations

During the third quarter of 2013, the Company milled 64,642 tonnes at a grade of 5.30 grams of gold per tonne (Q3 2012 - 66,173 tonnes at a grade of 7.34 grams of gold per tonne) for total production of 10,541 ounces of gold (Q3 2012 - production of 15,073 ounces of gold). This decrease in ounces produced is attributable to a 28 percent decrease in grade, period over period.

Year to date, the Company has milled 205,596 tonnes at a grade of 4.94 grams of gold per tonne (YTD 2012 - 205,537 tonnes at a grade of 5.83 grams of gold per tonne). Year to date, produced ounces were 31,061 (YTD 2012 - 36,813); with mill recoveries and milled tonnes relatively unchanged period over period, the decrease in ounces is attributable to a 15 percent decline in grade.

Table 2: Seabee Gold Operation Production and Cost Statistics
	Three Months Ended September 30		Nine Months Ended September 30

	2013	2012	2013	2012
Operating Data
Tonnes Milled	64,642	66,173	205,596	205,537
Head Grade (grams per tonne)	5.30	7.34	4.94	5.83
Recovery (%)	95.8	96.5	95.2	95.5
Gold Produced (ounces)	10,541	15,073	31,061	36,813
Gold Sold (ounces)	10,781	14,088	31,614	35,941
Financial Data
Revenues (CDN$ million)	$15.0	$23.4	$46.3	$59.6
Production Costs (CDN$ million)	$9.9	$13.0	$31.6	$38.1
Cash Operating Costs (CDN$/oz) (1)	$919	$920	$999	$1,059
Cash Operating Costs (U.S.$/oz) (1)	$885	$924	$976	$1,057

Exploration

Claude has elected to reduce its exploration spending during 2013 to $1.6 million from the $2.7 million budgeted and the $14.2 million incurred in 2012.

At the Seabee Gold Operation, exploration expenditures focused on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and positively impact the Company's Mineral Reserves and Mineral Resources. The 2013 summer regional target program was completed during the third quarter and successfully outlined a number of new targets in the Seabee and Santoy regions.

Mineral Reserves and Mineral Resources Update

The Company updated its December 31, 2012 Seabee Gold Operation National Instrument 43-101 ("NI 43-101") resource statement by upgrading 243,000 ounces of gold in to reserves from the Santoy Gap deposit. The Santoy Gap deposit was initially discovered in 2011 and is located approximately 500 metres from the Santoy 8 Mine, which is currently in production. Based on infill and exploration drilling, the Santoy Gap deposit currently hosts Proven and Probable Mineral Reserves of 243,000 ounces of gold at 6.24 grams per tonne, Measured and Indicated Mineral Resources of 14,000 ounces of gold at 4.65 grams per tonne and an Inferred Mineral Resource of 356,900 ounces of gold at 5.92 grams per tonne. The addition of the Santoy Gap deposit represents an increase of 78 percent in Mineral Reserves, reflecting the Company's ongoing plans of moving the Santoy Gap deposit towards a production scenario in 2014. Currently, the Company expects to process development ore from the Santoy Gap deposit in the first half of 2014 and reach commercial production beginning in 2015. Infill or exploration drilling completed in 2013 was not incorporated in this update. An updated NI 43-101 is planned to be released in the first quarter of 2014.

Outlook

Year to date, the Company is on track to meet budgeted mill throughput.  However, due to lower than anticipated grade, production is short of Management's forecast and as a result, for fiscal 2013, Management has lowered its production forecast to 45,000 to 47,000 ounces from 50,000 to 54,000 ounces.

Notwithstanding the production shortfall, Claude has effected a significant reduction in total Company expenditures for fiscal 2013 which is largely attributable to improved planning and procurement practices, increased productivities, a decrease in labour costs and major capital expenditures associated with Seabee Shaft Extension completed during the first half. Unit costs for 2013 are expected to improve from 2012's unit cash costs of $997 per ounce.

In light of current market conditions and gold price volatility, the Company is in the process of divesting its Madsen Gold Project in Red Lake, Ontario. The Company expects to complete the transaction by the end of 2013 or early 2014. The divestiture of the asset will strengthen the Company's Balance Sheet and reduce the risk in its capital expenditure requirements for the upcoming 2014 winter re-supply program.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on November 14, 2013 at 11:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until November 21, 2013 by calling 1-855-859-2056 and entering the password 92875787.

To view and listen to the webcast on November 14, 2013 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1248899/1376077.

A copy of Claude's 2013 third quarter Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov/.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section of the Company's Q3 2013 MD&A available on www.sedar.com and www.sec.gov/.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE: Claude Resources Inc.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:30e 13-NOV-13